UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL

OMB Number: 3235-0123
Expires: Oct. 31, 2023
Estimated average burden
hours per response: 12

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

8-70124

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __10/01/21__ AND ENDING __09/30/22__
                                       MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **William Hood & Company LLC**

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

555 Madison Avenue, 11th Floor
(No. and Street)

New York   **NY**   **10022**
(City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Monique Romero   **(212) 668-8700**   **mromero@acisecure.com**
(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Mazars USA LLP
(Name – if individual, state last, first, and middle name)

60 Crossways Park Drive West, Suite 301   **Woodbury**   **NY**   **11797**
(Address)   (City)   (State)   (Zip Code)

October 8, 2003   **339**
(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William Hood _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of William Hood & Company LLC _____, as of September 30 _____, 2 2 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

MONIQUE ROMERO
NOTARY PUBLIC, STATE OF NEW YORK
No. 01RO6308967
Qualified in New York County
My Commission Expires 8/4/2026

Signature: _____

Title: _CEO_

Monique Romero
Notary Public

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

William Hood & Company, LLC
(A Wholly-Owned Subsidiary of WHC Holdings Company, LLC)

**Report on Audit of Financial Statements and
Supplementary Information**
As of and for the Year Ended September 30, 2022

William Hood & Company, LLC

(A Wholly-Owned Subsidiary of WHC Holdings Company, LLC)

As of and for the Year Ended September 30, 2022

Contents

Financial Statements

Supplementary Information

mazars

Mazars USA LLP
60 Crossways Park Drive West
Suite 301
Woodbury, New York 11797

Tel: 516.488.1200
www.mazars.us

Report of Independent Registered Public Accounting Firm

**To the Management and Sole-Member of
William Hood & Company, LLC**

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of William Hood & Company, LLC (the "Company") as of September 30, 2022, the related statements of income, changes in member's equity, and cash flows for the year ended September 30, 2022, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2022, and the results of its operations and its cash flows for the year then ended September 30, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information contained in Schedules I and II (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2019.

Mazars USA LLP

Woodbury, NY
November 1, 2022

William Hood & Company, LLC

(A Wholly-Owned Subsidiary of WHC Holdings Company, LLC)

Statement of Financial Condition

As of September 30, 2022

ASSETS

Cash	$	9,442,873
Restricted cash		86,884
Accounts receivable		25,401
Prepaid expenses		33,016
Right of use asset		376,270
TOTAL ASSETS	$	9,964,444

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES

Contract liabilities	$	665,000
Operating lease liability		386,076
Accounts payable and accrued expenses		105,970
TOTAL LIABILITIES	$	1,157,046
MEMBER'S EQUITY		8,807,398
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	9,964,444

See Notes to Financial Statements.

William Hood & Company, LLC

(A Wholly-Owned Subsidiary of WHC Holdings Company, LLC)

Statement of Income

For the Year Ended September 30, 2022

REVENUE:

Investment banking income	$	19,041,186
Expense reimbursement income		156,861
Interest income		267
Total Revenue	$	19,198,314

OPERATING EXPENSES:

Compensation expense and related costs	5,010,521
Commissions	1,195,358
Travel and entertainment expense	705,798
Professional fees	324,505
Rent expense	164,153
Other expenses	335,156
Insurance expense	303,315
Marketing expense	105,659
Regulatory expense	53,284
Total Expenses	8,197,749

NET INCOME	$	11,000,565

See Notes to Financial Statements.

William Hood & Company, LLC
(A Wholly-Owned Subsidiary of WHC Holdings Company, LLC)
Statement of Changes in Member's Equity
For the Year Ended September 30, 2022

MEMBER'S EQUITY, OCTOBER 1, 2021	$	5,406,833
Member's distributions		(7,600,000)
Net income		11,000,565
MEMBER'S EQUITY, SEPTEMBER 30, 2022	$	8,807,398

See Notes to Financial Statements.

William Hood & Company, LLC
(A Wholly-Owned Subsidiary of WHC Holdings Company, LLC)

Statement of Cash Flows

For the Year Ended September 30, 2022

OPERATING ACTIVITIES:

Net income	$	11,000,565
Adjustments to reconcile net income to net cash provided by operating activities:		
Net change in operating assets:		
Decrease in accounts receivable		26,338
Decrease in prepaid expenses		46,148
Decrease in right of use asset		121,529
Net change in operating liabilities:		
Decrease in contract liabilities		(100,000)
Increase in accounts payable and accrued expenses		97,477
Decrease in operating lease liability		(122,420)
Net Cash Provided by Operating Activities		11,069,637
FINANCING ACTIVITIES:		
Member's distributions		(7,600,000)
Net Cash Used in Financing Activities		(7,600,000)
NET INCREASE IN CASH		3,469,637
CASH AT BEGINNING OF YEAR		6,060,120
CASH AT END OF YEAR	$	9,529,757
CASH CONSISTS OF:		
Cash	$	9,442,873
Restricted Cash		86,884
Total Cash	$	9,529,757

See Notes to Financial Statements.

1. Organization and Nature of Business

William Hood & Company, LLC (the "Company") was approved for FINRA membership on August 28, 2018. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's primary business activities include advising clients on potential merger and acquisition opportunities, consulting relating to these activities and fundraising. Effective February 11, 2021 FINRA approved the Company's continuing membership application for a material change in business operations. As such, the Company has been approved to expand its business operations to include activities as a "best efforts" underwriter and selling group participant (but not as manager, co-manager, or initial purchaser) in a firm commitment underwriting.

2. Significant Accounting Policies

Basis of accounting - The financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Revenue is recognized when earned, while expenses and losses are recognized when incurred.

Cash - The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash consists of funds maintained in a checking account, savings account and money market account held at financial institutions. Restricted cash is included in cash for the purposes of the statement of cash flows.

Revenue recognition - The Company's investment banking income is comprised of mergers and acquisitions advisory services, "best efforts" underwriting, selling group participant (but not as manager, co-manager, or initial purchaser) in a firm commitment underwriting, for clients, as well as consulting and fundraising services, all of which are earned only when capital is raised and closings are effected or other performance obligations are satisfied, in accordance with the terms of the contracts with clients.

Revenue for investment banking is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized based upon a percentage of funds raised and/or a flat fee and may include a retainer, or partial payment, to commence services. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities. Revenue earned not received is recognized as accounts receivable on the statement of financial condition.

On occasion, additional consideration is promised within the contract. These investment banking fees are contingent upon the occurrence of future events. Due to the amount of the consideration being highly susceptible to factors outside of the Company's influence, the fees are considered earned after the future event has occurred.

2. Significant Accounting Policies (Continued)

The Company incurs costs from time to time which, per the terms of the engagement letter, are reimbursable. These out-of-pocket costs include expenses such as travel and lodging. The Company considers the customer reimbursements of company costs as part of the overall contract price, and subject to the same accounting guidance as any other variable consideration, as it is probable that a significant reversal of revenue will not occur. The cost the Company incurs are fulfillment costs. Therefore, typical out of pocket expenses and the reimbursements of such costs from the client are presented on a gross basis.

The Company recognizes revenue in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 606. Under FASB Topic 606, the Company's primary sources of revenue, which are investment banking fees, are recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is terminated.

In June 2016, the FASB issued ASU 2016-13, Measurement of Credit Losses on Financial Instruments - Credit Losses (Topic 326). The main objective of Topic 326 is to provide financial statement users with more useful information about the expected credit losses on financial instruments and other commitments to extend credit held by an entity at each reporting date. To achieve this objective, the amendments in this Topic replaced the incurred loss impairment methodology in U.S. GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to develop credit loss estimates. This is adjusted each period for changes in expected lifetime credit losses at the time the financial asset is originated or acquired. For financial assets measured at amortized costs (i.e., cash and accounts receivable), the Company has concluded that there are de minimus expected credit losses based on the nature and contractual life or expected life of the financial assets and immaterial historical losses.

Disaggregation of Revenue

Disaggregation of the Company's revenue by major sources for the year ended September 30, 2022 is as follows:

Revenue Stream	Total Revenue
Investment Banking Income	
Mergers and acquisitions advisory services	$19,001,186
Consulting Services	40,000
	$19,041,186

The receivable balance as of October 1, 2021 was $51,739. The receivable balance as of September 30, 2022 was $25,401. Contract liabilities as of October 1, 2021 was $765,000. The contract liabilities balance as of September 30, 2022 was $665,000.

2. Significant Accounting Policies (Continued)

Income taxes – The Company is treated as a disregarded entity for tax reporting purposes. No provision for income taxes is recorded since the liability for such taxes is that of the Member rather than the Company. The Member's income tax returns are subject to examination by the federal and state taxing authorities, and changes, if any, could adjust the individual income tax of the Member.

Uncertain tax positions - The Company is in accordance with the terms of FASB Topic 740, *Accounting for Uncertainty in Income Taxes ("Uncertain Tax Position"),* which prescribes recognition thresholds that must be met before a tax position is recognized in the financial statements and provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. Under Topic 740, an entity may only recognize or continue to recognize tax positions that meet a "more likely than not" threshold. The Company has evaluated its tax position as of September 30, 2022, and does not expect any material adjustments to be made.

Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Accounts receivable - Receivables arise when the Company has an unconditional right to receive payment under a contract with a customer and are derecognized when the cash is received.

3. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, shall not exceed 15 to 1. At September 30, 2022, the Company had net capital of $8,662,097 which was $8,610,045 in excess of its required net capital of $52,052. Its required net capital of $52,052 is 1/15th of the Company's aggregate indebtedness, which exceeds its minimum net capital requirement of $50,000. The Company's ratio of aggregate indebtedness to net capital was 9.01%.

4. Concentrations of Credit Risk

Cash - The Company maintains principally all cash balances in two financial institutions which, at times may exceed the amount insured by the Federal Deposit insurance Corporation. The exposure to the Company is solely dependent upon daily bank balances and the respective strength of the financial institution. The Company has not incurred any losses on these accounts. As of September 30, 2022, the amount in excess of insured limits of $250,000 was $9,148,493.

Revenue - For the year ended September 30, 2022, 66% of gross revenues was derived from three customers.

Receivables - The balance receivable from one customer accounted for 72% of the total accounts receivable.

William Hood & Company, LLC

(A Wholly-Owned Subsidiary of WHC Holdings Company, LLC)

Notes to Financial Statements
For the Year Ended September 30, 2022

5. Right of use asset and lease liability

In connection with FASB Topic 842 regarding leases, the Company recorded a right of use asset, as well as a corresponding lease liability. The asset and liability were amortized monthly during the fiscal year ended September 30, 2022. There was no material impact to the Company's net capital, as the right of use asset is allowable to the extent there is an offsetting lease obligation. Total rent expense for the year ended September 30, 2022 was $164,153. The lease has a remaining term of 3 years and an incremental borrowing rate of 5% on the lease liability.

6. Commitments and Contingencies

Office Leases - The Company entered into an agreement to lease office space in New York City, NY beginning October 16, 2018 and ending August 31, 2025.

The minimum base rental commitments under this lease at September 30, 2022, are as follows:

Year Ending September 30,		
2023	$	145,276
2024		149,634
2025		154,123
Total		449,033
Less: imputed interest		62,957
Lease liability	$	386,076

The lease is secured by an irrevocable letter of credit in the amount of $86,050.

7. Restricted Cash

The Company has cash at a bank totaling $86,884 that is securing an irrevocable letter of credit in favor the landlord.

8. Reimbursed Expense

In the course of providing investment banking services to its clients, the Company incurs costs primarily related to travel and entertainment for which it gets reimbursed from its clients. Reimbursed expenses in the amount of $156,861 are presented gross on the statement of income.

9. Subsequent Events

The Company has evaluated events and transactions that occurred between October 1, 2022 and November 1, 2022, which is the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statement. During this period, a capital withdrawal in the amount of $300,000 was made on October 12, 2022.

William Hood & Company, LLC

(A Wholly-Owned Subsidiary of WHC Holdings Company, LLC)

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of September 30, 2022
Schedule I

TOTAL MEMBER'S EQUITY QUALIFIED FOR NET CAPITAL		$	8,807,398
DEDUCTIONS AND/OR CHARGES:			
Restricted cash			(86,884)
Prepaid expenses			(33,016)
Accounts receivable			(25,401)
NET CAPITAL		$	8,662,097
AGGREGATE INDEBTEDNESS:			
Contract liabilities		$	665,000
Accounts payable and accrued expenses			105,970
Operating lease liability	$386,076		
Less: Right of use asset	(376,270)		9,806
		$	780,776
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT			
Minimum Net Capital Required (greater of $50,000 or 6.67% of aggregate indebtedness)		$	52,052
Excess net capital		$	8,610,045
Net Capital less greater of 10% aggregate indebtedness or 120% of the minimum requirement		$	8,584,019
Percentage of aggregate indebtedness to net capital			9.01%

There are no material differences between the preceding computation and the Company's mostly recently filed unaudited Part II of Form X-17A-5 as of September 30, 2022.

Computation for Determination of Reserve Requirements and Information Relating to Possession
or Control Requirements under Rule 15c3-3 of the Securities & Exchange Commission
Schedule II

The Company does not claim an exemption under paragraph (k) of 17 C.F.R. §240 15c3-3 but rather relies on Footnote 74 to SEC Release 34-70073 as stated in the FINRA membership agreement. The Company has availed itself of this option as the Company does not directly or indirectly receive, hold, or otherwise owe funds or securities for or to its customers. The Company does not carry accounts of or for customers and does not carry PAB accounts. The Company's business activities are exclusively limited to (1) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, (2) consulting related to these activities, (3) fundraising and (4) "best efforts" underwriting and selling group participant in a "firm commitment" underwriting in which the Company does not act or be identified as acting as a manager, co-manager or initial purchaser.

mazars

Mazars USA LLP
60 Crossways Park Drive West
Suite 301
Woodbury, New York 11797

Tel: 516.488.1200
www.mazars.us

Report of Independent Registered Public Accounting Firm

To the Management and Sole-Member of
William Hood & Company, LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) William Hood & Company, LLC (the "Company") did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to 1) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, 2) consulting related to these activities, 3) fundraising and 4) "best efforts" underwriting and selling group participant in a "firm commitment" underwriting in which the Company does not act or be identified as acting as a manager, co-manager or initial purchaser. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Mazars USA LLP

Woodbury, NY
November 1, 2022

WILLIAM HOOD & COMPANY LLC
(A Wholly-Owned Subsidiary of WHC Holdings Company, LLC)
EXEMPTION REPORT

Securities and Exchange Commission
100 First Street, NE
Washington, D.C. 20549

To Whom It May Concern:

William Hood & Company LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its business activities exclusively to: (1) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, (2) consulting related to these activities, (3) fundraising and (4) "best efforts" underwriting and selling group participant in a "firm commitment" underwriting in which the Company does not act or be identified as acting as a manager, co-manager or initial purchaser. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, did not carry accounts of or for customers; and did not carry PAB accounts (as defined in rule 15c3-3) throughout the most recent fiscal year without exception.

I, WILLIAM Hood, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Authorized Signature: William Hood

Title: CEO
Date: November 1, 2022